# Rhino Hide LLC

UNAUDITED FINANCIAL STATEMENTS

*FOR THE TEN MONTHS ENDING*
*OCTOBER 31, 2018*

## MICHAEL S. SAPP

### CERTIFIED PUBLIC ACCOUNTANT

# TABLE OF CONTENTS



# MICHAEL S. SAPP
## CERTIFIED PUBLIC ACCOUNTANT

16150 AVIATION LOOP DRIVE
SUITE 15612
BROOKSVILLE, FL 34604
(727) 469 - 3236

MEMBER OF:
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

### Independent Accountant's Review Report

To the members of management of Rhino Hide LLC:

We have reviewed the accompanying financial statements of Rhino Hide LLC, which comprise the balance sheet as of October 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the ten months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Michael S. Sapp, CPA
November 19, 2018

2

**Rhino Hide LLC**
**Balance Sheet**
**As of October 31, 2018**

## ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | $ | 7,487 |
| Accounts receivable, net of allowance for doubtful accounts | | - |
| Other receivables | | 49,420 |
| Total Current Assets | | 56,907 |
| | | |
| Land, building, and equipment, net | | - |
| **TOTAL ASSETS** | $ | 56,907 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts payable | $ | - |
| Total Current Liabilities | | - |
| | | |
| Stockholder's Equity | | |
| Class A shares, $1.00 par value per share, 2,000,000 shares authorized and issued | | 2,000,000 |
| Class B shares, $1.00 par value per share, 107,000 shares authorized and issued | | 107,000 |
| Discount on Class A shares | | (1,930,403) |
| Retained earnings | | (119,690) |
| Total Stockholder's Equity | | 56,907 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 56,907 |

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT
3

**Rhino Hide LLC**
**Statement of Operations**
**For the ten months ending October 31, 2018**

| | |
|---|---|
| Revenues | $ - |
| Cost of Goods Sold | - |
| Gross Profit | - |
| Operating Expenses | |
| Selling expenses | 61,863 |
| General and administrative | 57,827 |
| Total Operating Expenses | 119,690 |
| Income from Operations | (119,690) |
| Other Income/Expenses | - |
| **Net Income** | $ (119,690) |

**Rhino Hide LLC**
**Statement of Changes in Stockholder's Equity**
**For the ten months ending October 31, 3018**

| | Common Stock | | Stock | Paid-In | Retained | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | Discount | Capital | Earnings | Equity |
| Balance as of | | | | | | |
| December 31, 2017 | - | $ - | | $ - | $ - | $ - |
| | | | | | | |
| Class A stock sale, $1.00/share | 2,000,000 | 2,000,000 | (1,930,403) | - | | 69,597 |
| Class B stock sale, $1.00/share | 107,000 | 107,000 | - | - | | 107,000 |
| | | | | | | |
| Net Income | | | | | (119,690) | (119,690) |
| Balance as of | | | | | | |
| October 31, 2018 | 2,107,000 | $ 2,107,000 | $ (1,930,403) | $ - | $ (119,690) | $ 56,907 |

# Michael S. Sapp

## Certified Public Accountant

**Rhino Hide LLC**
**Statement of Cash Flows**
**For the ten months ending October 31, 2018**

| | |
|---|---|
| **Cash flow from operating activities** | |
| Net income | $ (119,690) |
| Add/(deduct) items providing/(using) cash: | |
| Increase in accounts receivable | (49,420) |
| Increase in current liabilities | - |
| *Net cash flow provided by operating activities* | (169,110) |
| | |
| **Cash flow from investing activities** | |
| Fixed asset additions | - |
| *Net cash flow used by investing activities* | - |
| | |
| **Cash flow from financing activities** | |
| Common stock issuance proceeds | 176,597 |
| *Net cash flow provided by financing activities* | 176,597 |
| | |
| Net increase (decrease) in cash | **7,487** |
| Cash at beginning of period | - |
| Cash at end of period | **$ 7,487** |

## NOTE 1 – BACKGROUND INFORMATION

Rhino Hide LLC was formed on June 13th, 2018 in the State of Idaho, with headquarters in Sandpoint, Idaho.

Rhino Hide LLC is a completely new category of product made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard-plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Accounting*
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect

the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from the sale of bulletproof wall filler and various installation equipment, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Income Taxes*
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

## NOTE 3 – DEBT

The Company does not have any outstanding debt or accrued liabilities as of the data of the balance sheet.

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

## NOTE 5 – MEMBERS' EQUITY

The Company has two classes of units (Class A and Class B Units) which are as follows:

*Class A Units*
There are 2,000,000 Class A Units which are 100% owned by Jason Giddings, the Company's CEO.  Class A Units include voting rights.

There are 107,000 Class B Units which are offered to the public and held by various investors. Class B Units do not include voting rights.

## NOTE 6 – RELATED PARTY TRANSACTIONS

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 31, 2018 through November 19, 2019, the date of issuance of the financial statements.  There have been no other events or transactions during this time that would have a material effect on the balance sheet.